Mail Stop 3010

January 26, 2010

VIA U.S. MAIL AND FAX (716) 636-5478

Mr. Joseph M. Jayson
Individual General Partner
Realmark Property Investors Limited Partnership - II
2350 North Forest Road
Getzville, NY 14068

> **Re:** **Realmark Property Investors Limited Partnership - II**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 1, 2009**
> **File No. 000-11909**

Dear Mr. Jayson:

We have reviewed your response letter dated December 30, 2009, and have the following additional comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

(c) Property and Equipment, page F-6

1. We have reviewed your response to our prior comment 1, and note that you are currently marketing your real estate asset for sale at an asking price of $4.2 million. A review of commercial real estate websites has shown the property offered for as little as $2.85 million. Please verify that $4.2 million is in fact the current asking price for the property, and that you believe that asking price is reasonable in comparison to the asset's fair value.

2. Please tell us the fair value less costs to sell of the Northwind Office Park as of December 31, 2008 as well as September 31, 2009. In your response to prior comment 1, you note that you referenced sales of comparable properties to determine the fair market value of the property. Please advise us of details of these comparable sales. Furthermore, provide us with the details of the offers you have received and explain your consideration of these offers when determining the fair value of the property.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Jessica Barberich
Assistant Chief Accountant